UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 001-40617

Regencell Bioscience Holdings Limited

11/F First Commercial Building

33-35 Leighton Road

Causeway Bay, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into Joint Venture Agreement

On September 2, 2021, Regencell Bioscience Limited (“Regencell HK”), a Hong Kong company and wholly-owned subsidiary of Regencell Bioscience Holdings Limited (the “Company”), entered into a joint venture agreement (the “JV Agreement”) with Honor Epic Enterprises Limited (“Honor Epic”), a company incorporated in British Virgin Islands, to form a joint venture under the laws of Hong Kong (the “Joint Venture”). Pursuant to the JV Agreement, among other things and subject to the terms and conditions contained therein, Regencell HK and Honor Epic agreed to establish Regencell Bioscience Asia Limited (the “JV”), a private company limited by shares in Hong Kong.

Pursuant to the JV Agreement, Regencell HK shall contribute 60% of the capital for the JV to fund its operations including trading, manufacturing, marketing and distribution of traditional Chinese medicine formulae products and to procure, enable, provide or support the treatment of COVID-19. In addition, Regencell HK will grant the JV exclusive rights to market and distribute its proprietary COVID-19 TCM treatment (“Regencell Covid Treatment Products”) in ASEAN countries, India, Japan, Australia and New Zealand (“Designated Markets”), for an initial term of two years, pursuant to a license agreement to be entered by and between Regencell HK and the JV. Honor Epic shall contribute 40% of the capital for the JV and shall use its best effort to market, promote, and distribute the Regencell Covid Treatment Products in the Designated Markets. Regencell HK may appoint two board members in the JV, and Honor Epic may appoint one board member in the JV. Sixty percent (60%) of the net profits or net loss of the JV will be distributed to or assigned to Regencell HK and the remaining forty percent (40%) being distributed to or assigned to Honor Epic. In the event that Regencell HK decides to dispose all of its shares in the JV, Regencell HK may require all other shareholders to sell and transfer all their shares in the JV to a proposed buyer, so long as Regencell HK is holding more than 50% of equity interest in the JV. Regencell HK is entitled to a right of first refusal if a shareholder receives a third-party offer to purchase the shares of the JV in accordance with the requirements specified in the JV Agreement.

The foregoing summary of the Joint Venture Agreement is subject to, and qualified in its entirety by, the full text of the form of Joint Venture Agreement, a copy of which are attached hereto as Exhibit 99.1.

The Company issued a press release on September 2, 2021 announcing the entry into the Joint Venture Agreement. A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated by reference herein.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. Such forward-looking statements include the business plan of the joint venture, objectives, expectations and intentions of the joint venture parties, and Regencell’s estimated and future results of operations, business strategies, competitive position, industry environment and potential growth opportunities. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, our actual results may differ materially from our expectations or projections. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: there is uncertainty about the spread of the COVID-19 virus and the impact it will have on expected operations of the joint venture, the demand for the planned COVID TCM treatments. These and other risks and uncertainties are detailed in the other public filings with the Securities and Exchange Commission (the “SEC”) by Regencell.

Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

Financial Statements and Exhibits.

Exhibits.

Exhibit No.	Description
99.1	Joint Venture Agreement by and between Regencell Bioscience Limited and Honor Epic Enterprises Limited, dated September 2, 2021
99.2	Press Release on Entry into the Joint Venture Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 7, 2021

Regencell Bioscience Holdings Limited

By:	/s/ Yat- Gai Au
Name:	Yat-Gai Au
Title:	Chief Executive Officer and Chairman of the Board of Directors

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